Exhibit 99.8

NICE to Share Best Practices for using Big Data to Manage the
Cross-Channel Customer Journey at Gartner Customer 360
Summit

NICE will feature its Customer Engagement Analytics platform, which helps organizations get closer to their customers for better customer experience and business results

RA’ANANA, ISRAEL, April 29, 2013 – NICE Systems (NASDAQ: NICE) today announced that it will share its vision on managing the cross-channel customer journey in order to bring enterprises “closer to their customers” at the Gartner 360 Summit. At the event, NICE will showcase its recently-launched Customer Engagement Analytics platform. The summit takes place May 1-3, 2013, at the Manchester Grand Hyatt in San Diego, California.

A luncheon keynote will be delivered by Matthew Storm, Director of Innovation and Solutions at NICE, detailing how organizations can provide exceptional service by better understanding their customers’ needs and preferences.

“Today’s customers are more engaged and informed than ever before. This means that organizations must also become better educated about their customers. By employing Big Data insights from customer interactions and transactions, organizations can build a detailed picture of the customer journey, bringing them closer to their customers than ever before,” said Barak Eilam, President of NICE Americas. “Once they have achieved this, they will be able to train and motivate employees to provide tailored experiences that will ‘wow’ customers and ensure loyalty.”

The Gartner Customer 360 Summit delivers coverage of the new strategies and technologies that are enabling organizations to better understand and engage their customers, build loyalty and grow their businesses. Within this framework, NICE will be demonstrating its Customer Engagement Analytics platform at the solutions showcase. This Big Data platform offers insights into the cross-channel customer journey, combining both interactions and transactions, which can be leveraged by organizations for multiple business initiatives. It brings organizations closer to their customers by enabling them to identify customer needs and preferences, understand the context of every interaction, and act upon this information.

 For additional details about the event, click here.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.